

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 9, 2016

Via E-mail
Kristen Prohl
Vice President, Chief Regulatory Counsel
Starwood Hotels & Resorts Worldwide, Inc.
One StarPoint
Stamford, Connecticut 06902

> **Re: Vistana Signature Experiences, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed January 26, 2016**
> **File No. 000-55548**

Dear Ms. Prohl:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

The Transactions, page 15

1.   We note your response to comment 11 of our letter dated January 14, 2016 and your revised disclosure on pages 16 and 17 that the Vistana Vacation Ownership Business will include various legal entities. Please revise your disclosure to more specifically describe the assets, liabilities and obligations associated with these legal entities. In addition, please revise to clarify whether the only assets that are currently part of Starwood's vacation ownership business that Vistana will not own are those assets listed on page 17.

Anticipated Costs of the Transactions, page 72

2.   We note your response to comment 13 and the revised disclosure on page 72. Please revise to clarify the aggregate anticipated costs in connection with the spin-off, the distribution and the merger are $45,000,000 or advise. In addition, please more specifically quantify the various anticipated costs, including advisory fees.

Debt Financing, page 132

3.   We note your revised disclosure on page 132 that the Separation Agreement provides that the parties may elect an alternative structure that would consist of ILG directly purchasing from Starwood specified foreign assets. Please revise to more specifically describe how the alternative structure would fund the Distribution Payment, including identifying the specified foreign assets, or advise.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 212

4.   Your response to comment 22 indicates that Vistana derived its fair value of the vacation ownership mortgages receivable based on the price that would be received in the securitization market if sold as of the valuation date, net of related costs. Please explain in detail the adjustments you make to the securitization market valuation in order to reflect differences between the underlying receivables of the securities and your receivables (e.g., yield, credit or liquidity).

5.   Please address the following related to your pro forma valuation of the Vistana vacation ownership mortgage receivable as described in your response to comment 22:

- The second paragraph of your response describes the income approach generally and indicates that the present value of the estimated cash flows is added to the present value equivalent of the residual value of the asset, if any, at the end of the discrete projection period to arrive at an estimate of fair value. Tell us if your $2 million pro forma adjustment was determined based on this process and if so, explain how you determine the present value equivalent of the residual value of the asset.
- You state that the estimated expected cash flows were calculated on a pooled whole-loan monthly basis from the valuation date through the expected maturity date. Tell us the total number of pools of whole-loans and describe the criteria you used to determine the pools.
- You also state that the expected cash flows included an adjustment in cash flows due to prepayments and net credit losses based on historical Vistana data. Tell us whether you made adjustments to the historical data to reflect current market information or assumptions that a market participant would use.

6.   We note your response to comment 23 and await the filing of updated pro formas which incorporate a more recent stock price of ILG.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone, Staff Accountant, at 202-551-3429 or Jaime John, Accounting Branch Chief, at 202-551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Jason M. Licht
        Latham & Watkins LLP
        Via E-mail